

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 16, 2017

Matthew Flemming
Chief Executive Officer and President
SMG Indium Resources Ltd.
710 N. Post Oak Road, Suite 400
Houston, TX 77024

> **Re:** **SMG Indium Resources Ltd.**
> **Form 8-K**
> **Filed September 19, 2017**
> **File No. 0-54391**

Dear Mr. Flemming:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 1. Business, page 5</u>

<u>Our Strategy, page 6</u>

<u>Sell New Products and Additional Services to Existing Customers, page 7</u>

1.   We note your risk factor disclosure at page 14 regarding your "Master Service Agreements with certain of [y]our key customers." Please disclose here the material terms of these agreements. In addition, please file the Master Service Agreements with these customers or tell us why you believe you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K. We note the disclosure under "Dependence on One or a Few Major Customers."

Management, page 8

2.   We note that HII Technologies, Inc. had its registration revoked on July 13, 2016
        pursuant to Section 12(j) under the Exchange Act of 1934. Please revise here and in the
        biography of Mr. Flemming at page 24 to disclose that information and the reasons why
        the registration was revoked.

3.   We note your disclosure that Stephen Christian is the President of your operating
        subsidiary. We further note a website for MG Cleaners indicates that "Kris Boen is Vice
        President & General Manager of the West Texas market for MG Cleaners." It is unclear
        why these individuals are not named as executive officers with corresponding disclosure
        pursuant to Items 401, 402, 403, and 404 of Regulation S-K. Please revise or advise.
        Refer to Exchange Act Rule 3b-7.

Raw Materials, page 9

4.   Please identify the principal raw materials used in the manufacturing of your products, if
        material.

Item 2. Financial Information, page 18

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
18

Results of Operations, page 19

5.   Revise the analysis of your operating results for each period presented to quantify
        underlying material activities that generated income statement variances between
        periods. Your revised analysis should fully explain the change between periods and
        address changes in the amount of revenue from the various products and services that
        have had differing impacts on your results of operations. Refer to Item 303(a)(3) of
        Regulation S-K.

Liquidity and Capital Resources, page 21

6.   Please disclose the material terms of your line of credit, including amounts available,
        interest rates, maturity dates, any collateral requirements, and any other material terms.
        Please also discuss how any financial covenants may restrict your ability to incur
        additional debt to finance uses in the next 12 months, if applicable. In addition, please
        revise to discuss your notes payable and agreements with Capital Stack LLC and Libertas
        Funding LLC, including their material terms. Refer to Item 303(a)(1) of Regulation S-K
        and Section IV.C of SEC Release No. 33-8350. In addition, please file the agreements
        governing your line of credit, the instruments governing your notes payable, and your

agreements with Capital Stack LLC and Libertas Funding LLC. Refer to Item 601(b)(4) and (10) of Regulation S-K.

7.   Address your historical and anticipated capital expenditures and the sources thereof.

Certain Relationships and Related Transactions and Director Independence, page 30

8.   We note your disclosure that transactions "that exceed $120,000 in the aggregate per year are subject to the audit committee's review." However, Item 404(d)(1) of Regulation S-K also requires disclosure where the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years. Please revise or advise.

9.   We note your disclosure that one of your directors subscribed for 125,000 shares of common stock in the offering described at page 19. Please revise to include the information required by Item 404(a) of Regulation S-K regarding this transaction.

Executive Compensation, page 30

10.   It appears that your disclosure here does not cover non-plan compensation. Please revise or advise. Refer to Item 402(m)(1) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits, page 35

11.   Please file all exhibits required by Item 601 of Regulation S-K. For example, we note that you have not filed the following:

- Certificate of incorporation or bylaws;
- A certificate of formation or limited liability company agreement for MG Cleaners LLC;
- The indemnification agreements with your directors and certain of their affiliated parties referenced at page 33;
- The stock incentive plan referenced at page 28; or
- A list of subsidiaries.

Exhibit 2.1

12.   Please file an executed version of the Agreement and Plan of Share Exchange in its entirety, including all material schedules. In that regard, we note that certain information appears to be omitted from Schedule I.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3271 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Jody Samuels, Esq.